Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

May 4, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal of Exemptive Application of Partners Group Private Equity (Master Fund), LLC, et al. under File No. 812-14769 (Accession No. 0001398344-17-005843)

We are writing on behalf of:

Partners Group Private Equity (Master Fund), LLC; Partners Group Private Income Opportunities, LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Limited; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Limited; Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Management Limited; Partners Group Management I S.à r.l.; Partners Group Management II Limited; Partners Group Management III S.à r.l.; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure SICAV; Partners Group Global Multi-Asset Fund; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Limited; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; The Partners Fund SICAV; and The Partners Fund (together, the "Applicants")

to respectfully request the withdrawal of the Applicants' application for an order under Section 17(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "Application"). The Application was erroneously filed with the Securities and Exchange Commission on May 4, 2017 (Accession No. 0001398344-17-005843) as a new application under file number 812-14769 instead of as an amended application under file number 812-14193. The Applicants refiled the Application as an amendment under file number 812-14193 on May 4, 2017 (Accession No. 0001398344-17-005880).

Please call me at 215-988-2959 with any questions or comments regarding this letter, or if I may assist you in any way.

Sincerely

/s/ Joshua B. Deringer
Joshua B. Deringer